

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 12, 2018

Dianne B. Ralston
Executive Vice President, Chief Legal Officer and Secretary
TechnipFMC plc
11740 Katy Freeway
Energy Tower 3
Houston, Texas 77079

> **Re:** **TechnipFMC plc**
> **Registration Statement on Form S-4**
> **Filed April 3, 2018**
> **File No. 333-224117**

Dear Ms. Ralston:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

John Reynolds
Assistant Director
Office of Natural Resources